# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Expand Energy Corporation, CIK 0000895126
CUSIP: 165167735
Title of class of securities: Common Stock $0.01 par value per share
Address of issuer's principal executive offices: 6100 N Western Ave, Oklahoma City, Oklahoma (OK), 73118
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-328055
Filed by CIK 0001404073

## Reporting persons
- BX Vine ML Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,791,365; shared voting power 0; sole dispositive power 3,791,365; shared dispositive power 0; aggregate amount beneficially owned 3,791,365 (1.6% of the class)
- BX Vine ML Holdco GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,300,102; shared voting power 0; sole dispositive power 10,300,102; shared dispositive power 0; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- BX Vine Intermediate Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,508,737; shared voting power 0; sole dispositive power 6,508,737; shared dispositive power 0; aggregate amount beneficially owned 6,508,737 (2.8% of the class)
- BCP VI/BEP II/BEP Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,300,102; shared voting power 0; sole dispositive power 10,300,102; shared dispositive power 0; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone Energy Management Associates II L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,300,102; sole dispositive power 0; shared dispositive power 10,300,102; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone Energy Management Associates L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,300,102; sole dispositive power 0; shared dispositive power 10,300,102; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone Management Associates VI L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,300,102; sole dispositive power 0; shared dispositive power 10,300,102; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone EMA II L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,300,102; sole dispositive power 0; shared dispositive power 10,300,102; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone EMA L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,300,102; sole dispositive power 0; shared dispositive power 10,300,102; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- BMA VI L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,300,102; sole dispositive power 0; shared dispositive power 10,300,102; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone Holdings III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); sole voting power 10,300,102; shared voting power 0; sole dispositive power 10,300,102; shared dispositive power 0; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone Holdings III GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,300,102; shared voting power 0; sole dispositive power 10,300,102; shared dispositive power 0; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone Holdings III GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,300,102; shared voting power 0; sole dispositive power 10,300,102; shared dispositive power 0; aggregate amount beneficially owned 10,300,102 (4.5% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,320,090; shared voting power 0; sole dispositive power 10,320,090; shared dispositive power 0; aggregate amount beneficially owned 10,320,090 (4.5% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,320,090; shared voting power 0; sole dispositive power 10,320,090; shared dispositive power 0; aggregate amount beneficially owned 10,320,090 (4.5% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,320,090; shared voting power 0; sole dispositive power 10,320,090; shared dispositive power 0; aggregate amount beneficially owned 10,320,090 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Expand Energy Corporation
Address of issuer's principal executive offices: 6100 North Western Avenue Oklahoma City, Oklahoma 73118

## Item 2. Person Filing
Name of person filing: See Item 2(c) below
Address of principal business office or, if none, residence: See Item 2(c) below
Citizenship:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." Citizenship for each Reporting Person other than Mr. Schwarzman is Delaware. Mr. Schwarzman's citizenship is the United States. This statement is filed on behalf of:

(i) BX Vine ML Holdco L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(ii) BX Vine ML Holdco GP L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(iii) BX Vine Intermediate Holdco L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(iv) BCP VI/BEP II/BEP Holdings Manager L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(v) Blackstone Energy Management Associates II L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(vi) Blackstone Energy Management Associates L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(vii) Blackstone Management Associates VI L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(viii) Blackstone EMA II L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(ix) Blackstone EMA L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(x) BMA VI L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(xi) Blackstone Holdings III L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(xii) Blackstone Holdings III GP L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(xiii) Blackstone Holdings III GP Management L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(xiv) Blackstone Inc.
345 Park Avenue
New York, NY 10154

(xv) Blackstone Group Management L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

(xvi) Stephen A. Schwarzman
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, BX Vine ML Holdco L.P. directly held 3,791,365 shares of Common Stock, $0.01 par value per share (the "Common Stock") of Expand Energy Corporation (the "Issuer") and BX Vine Intermediate Holdco L.P. directly held 6,508,737 shares of Common Stock (collectively, the "Blackstone Investors"). BX Vine ML Holdco GP L.L.C. is the general partner of BX Vine ML Holdco L.P. BX Vine Intermediate Holdco L.P. is the sole member of BX Vine ML Holdco GP L.L.C. BCP VI/BEP II/BEP Holdings Manager L.L.C. is the general partner of BX Vine Intermediate Holdco L.P. The controlling interests of BCP VI/BEP II/BEP Holdings Manager L.L.C. are held by its managing members Blackstone Energy Management Associates II L.L.C., Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C. The sole member of Blackstone Energy Management Associates L.L.C. is Blackstone EMA L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The managing member of each of Blackstone EMA II L.L.C., Blackstone EMA L.L.C. and BMA VI L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P.

The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Funds or accounts that may be deemed to be indirectly controlled by a subsidiary of Blackstone Inc. hold 19,988 shares of Common Stock.

As of December 31, 2024, each such Reporting Person may be deemed to beneficially own the shares of Common Stock directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Blackstone Investors to the extent they directly hold Common Stock) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.

Calculations of the percentage of shares of Common Stock beneficially owned are based on 231,096,625 shares of Common Stock outstanding as of November 18, 2024, as disclosed by the Issuer in the Prospectus filed by the Issuer with the Securities and Exchange Commission on November 20, 2024. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BX Vine ML Holdco L.P.: /s/ Christopher Striano, Christopher Striano, Manager, See Exhibit 99.1 (02/10/2025)
- BX Vine ML Holdco GP L.L.C.: /s/ Christopher Striano, Christopher Striano, Manager, See Exhibit 99.1 (02/10/2025)
- BX Vine Intermediate Holdco L.P.: /s/ Christopher Striano, Christopher Striano, Senior Managing Director and Chief Operating Officer of Global Finance, See Exhibit 99.1 (02/10/2025)
- BCP VI/BEP II/BEP Holdings Manager L.L.C.: /s/ Christopher Striano, Christopher Striano, Senior Managing Director and Chief Operating Officer of Global Finance, See Exhibit 99.1 (02/10/2025)
- Blackstone Energy Management Associates II L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Authorized Signatory, See Exhibit 99.1 (02/10/2025)
- Blackstone Energy Management Associates L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Authorized Signatory, See Exhibit 99.1 (02/10/2025)
- Blackstone Management Associates VI L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Authorized Signatory, See Exhibit 99.1 (02/10/2025)
- Blackstone EMA II L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Authorized Signatory, See Exhibit 99.1 (02/10/2025)
- Blackstone EMA L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Authorized Signatory, See Exhibit 99.1 (02/10/2025)
- BMA VI L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Authorized Signatory, See Exhibit 99.1 (02/10/2025)
- Blackstone Holdings III L.P.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director, See Exhibit 99.1 (02/10/2025)
- Blackstone Holdings III GP L.P.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director, See Exhibit 99.1 (02/10/2025)
- Blackstone Holdings III GP Management L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director, See Exhibit 99.1 (02/10/2025)
- Blackstone Inc.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director, See Exhibit 99.1 (02/10/2025)
- Blackstone Group Management L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director, See Exhibit 99.1 (02/10/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (02/10/2025)